SECURITI 03011619 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED
FEB 20 2003
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-38904

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROWN INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FOUR HOWES LANE
(No. and Street)

PLYMOUTH, (City) MASSACHUSETTS (State) 02360-2431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas J. Brown (508) 746-6165
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kenneth A. Najarian, PC Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

78 Hancock Street (Address) Braintree (City) Massachusetts (State) 02184 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 3/11/03

OATH OR AFFIRMATION

I, Thomas J. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brown Investments, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas Brown 2-12-03
Signature

President
Title

Phyllis M. Brown
Notary Public
MY COMMISSION EXPIRES ~~AUGUST 2, 2002~~ 7-31-09

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the ~~Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.~~ broker/dealer's*
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] Independent Auditor's Report on Internal Accounting Controls.

*corresponding Unaudited Part IIA.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWN INVESTMENTS, INC.

NASD FIRM #17501/SEC FILE #8-38904

AUDITED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

BROWN INVESTMENTS, INC,

TABLE OF CONTENTS

Kenneth A. Najarian, PC
Certified Public Accountant

Independent Auditors Report

Board of Directors
Brown Investments, Inc.
Four Howes Lane
Plymouth, Massachusetts 02360

I have audited the accompanying statements of financial condition of Brown Investments, Inc. as of December 31, 2002, and the related statements of income (loss), retained earnings (deficit), and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown Investments, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital and comparison with Form X-17A-5 is presented for the purpose of additional analysis in accordance with Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 there under, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Kenneth A. Najarian, PC, CPA

Kenneth A. Najarian, P.C. CPA
January 28, 2003

78 Hancock Street
Braintree, MA 02184

Tel: 781-380-3500
Fax: 781-849-1099

EMAIL: KANPCCPA@aol.com
www.KANPCCPA.com

462 Plain Street
Marshfield, MA 02050

Tel: 781-319-0600
Fax: 781-837-4201

BROWN INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

ASSETS

		2002
Current Assets		
	Cash	$ 10,042
	Accounts Receivable-Commissions	46
	Total Current Assets	10,088
PROPERTY & EQUIPMENT		
	Office Equipment	658
	Less Accumulated Depreciation	543
	Net Property and Equipment	115
TOTAL ASSETS		$ 10,203

See Accountant's Report. The accompanying notes are an integral part of the financial statements.

BROWN INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

LIABILITIES AND STOCKHOLDERS EQUITY

	2002
CURRENT LIABILITIES	
Corporate Income Taxes Payable	$456
Accrued Expenses	108
Total Current Liabilities	$564
STOCKHOLDER'S EQUITY	
Common Stock, No Par Value, Authorized-1000 Shares Issued and Outstanding-1000 Shares	1000
Additional Paid-In Capital	60,000
Retained Earnings	(51,361)
Total Stockholder's Equity	9,639
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$10,203

See Accountant's Report. The accompanying notes are an integral part of the financial statements.

BROWN INVESTMENTS, INC.
STATEMENTS OF INCOME (LOSS) AND CHANGES IN ACCUMULATED DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2002

		2002
INCOME		
	Commission Income	$ 1,657
	Total Income	1,657
EXPENSE		
	Regulatory Fees and Expenses	1,922
	Commissions Paid	685
	Telephone	732
	Professional Fees	1,750
	Office Supplies and Expenses	435
	Depreciation	132
	Bank Service Charges	108
	Total Expenses	5,764
NET INCOME (LOSS) FROM OPERATIONS		(4,107)
OTHER INCOME		
	Interest Income	74
	Provision for Massachusetts Corporate Taxes	(456)
NET INCOME (LOSS)		$ (4,489)
ACCUMULATED DEFICIT-BEGINNING OF YEAR		$ (46,872)
ACCUMULATED DEFICIT-END OF YEAR		$ (51,361)

See Accountant's Report. The accompanying notes are an integral part of the financial statements.

BROWN INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

	2002
CASH FLOWS FROM OPERATING ACTIVITIES	
Cash Commissions Received	$ 1,952
Interest Received	74
Cash Provided by Operating Activities	2,026
Cash Commissions Paid	(703)
Cash Expenses Paid	(4,862)
Taxes and Fees Paid	(541)
Cash Disbursed for operating Activities	6,106
NET CASH USED IN OPERATING ACTIVITIES	4,080
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional Paid-In Capital	5,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	5,000
NET INCREASE IN CASH	920
CASH AT BEGINNING OF YEAR	9,122
CASH AT END OF YEAR	$ 10,042

See Accountant's Report. The accompanying notes are an integral part of the financial statements.

BROWN INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

	2002
RECONCILIATION OF NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES:	
NET LOSS	$ (4,489)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES:	
Depreciation	132
(Increase) Decrease in Accounts Receivable	295
Increase (Decrease) in Accrued Expenses	(18)
Total Adjustments	409
NET CASH USED IN OPERATING ACTIVITIES	$ (4,080)

See Accountant's Report. The accompanying notes are an integral part of the financial statements.

BROWN INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002

2002

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE, DECEMBER 31, 2001	$ 1,000	$ 55,000	$ (46,872)	$ 9,128
Shares issued	.	-	-	-
Net Income (Loss)	-	-	$ (4,489)	$ (4,489)
Capital Contribution	-	$ 5,000	-	$ 5,000
BALANCE, DECEMBER 31, 2000	$ 1,000	$ 60,000	$ (51,361)	$ 9,639

See Accountant's Report. The accompanying notes are an integral part of the financial statements.

BROWN INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2002

	2002
STOCKHOLDER'S EQUITY AT END OF YEAR	$ 9,639
Total Non-Allowable Assets	161
Net Capital	9,478
Minimum Dollar Capital Requirement	5,000
Excess Net Capital (Note 2)	$ 4,478

See Accountant's Report. The accompanying notes are an integral part of the financial statements.

BROWN INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

The company was incorporated September 14, 1987 and began operations on January 1, 1988 as a broker/dealer in shares of registered, open-end investment companies. The company is registered with the National Association of Securities Dealers (NASD Firm #17501) and with the Securities and Exchange Commission (SEC. File #8-38904).

The company does not receive or hold customer funds or securities.

METHOD OF ACCOUNTING

The company prepares its financial statements on the accrual method of accounting, recognizing income when earned and expenses when incurred.

CASH & CASH EQUIVALENTS

The company considers cash, certificates of deposits and all highly liquid investments purchased with maturities of less than three months to be cash or cash equivalents.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated using straight-line methods over their useful lives.

INCOME TAXES

The corporation has elected Subchapter S status with the Internal Revenue Service. Any operating income or loss arising from the activities of the company is reported, after appropriate adjustments, on the personal income tax returns of the shareholders.

ADVERTISING

Advertising costs are expensed as incurred.

BROWN INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 2 – NET CAPITAL REQUIREMENT

As of July 1, 1994, the Securities and Exchange Commission required that broker/dealers who do not handle customer funds or securities maintain a minimum net capital of $5,000.00. The company reported net capital of $9,478.00 at December 31, 2002, an excess of $4,478.00 above the minimum $5,000.00 requirement.

In addition, no significant difference exists between the net capital reported in the financial statements and the net capital reported in Part IIA of the broker/dealers unaudited Form X-17A-5 for the year ended December 31, 2002.

BROWN INVESTMENTS, INC.

NASD FIRM #17501/SEC FILE #8-38904

AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROLS

YEAR ENDED DECEMBER 31, 2002

Kenneth A. Najarian, PC
Certified Public Accountant

Board of Directors
Brown Investments, Inc.
Four Howes Lane
Plymouth MA, 02360

In planning and performing our audits of the financial statements and supplemental schedules of Brown Investments, Inc. (the Company) for the year ended December 31, 2002, we considered the internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

78 Hancock Street
Braintree, MA 02184

462 Plain Street
Marshfield, MA 02050

Tel: 781-380-3500
Fax: 781-849-1099

EMAIL: KANPCCPA@aol.com
www.KANPCCPA.com

Tel: 781-319-0600
Fax: 781-837-4201

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation will deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur or not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving accounting control activities and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Brown Investments, Inc. for the year ending December 31 2002, and this report does not affect our report thereon dated January 2003. Brown Investments, Inc. is an owner-operated business with no employees. Its sole stockholder is responsible for all aspects of the business and performs the complete accounting function, including recording, authorizing and executing transactions. Since there is no segregation of duties there is no adequate system of internal accounting controls and the operation of the system of internal accounting control would not reduce to a relatively low level the risk of error or fraud in amounts that would be material in relation to the financial statements.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material in adequacy for such purposes. Based on this understanding and on our study, we believe that except as noted above the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rile 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kenneth A. Najarian, PC, CPA

Kenneth A. Najarian P.C. CPA
January 30, 2003

BROWN INVESTMENTS, INC.

NASD FIRM #17501/SEC FILE #8-38904

SUPPLEMENTAL REPORT PURSUANT TO SECURITIES INVESTOR PROTECTION ACT

YEAR ENDED DECEMBER 31, 2002

Kenneth A. Najarian, PC
Certified Public Accountant

Thomas J. Brown, President
Brown Investments, Inc.
Four Howes Lane
Plymouth MA 02360

Subject: Supplemental Report Pursuant to the Securities Investor Protection Act

Dear Mr. Brown:

I have examined the financial statements of Brown Investments, Inc. as of December 31, 2002 and have issued my report thereon dated January 2003. As part of my examination, I have reviewed the company's basis for claiming exclusion from membership under the Securities Investor Protection Act of 1970.

In my opinion, Brown Investments, Inc. qualifies for exclusion from membership under the Securities Investor Protection Act of 1970 for reasons stated in its "Certification of Exclusion From Membership" (SIPC-3) filed directly with the Securities Investor Protection Corporation on January 17, 2002 for the fiscal year ended December 31, 2002.

Kenneth A. Najarian P.C. CPA

January 30, 2003

78 Hancock Street
Braintree, MA 02184

Tel: 781-380-3500
Fax: 781-849-1099

EMAIL: KANPCCPA@aol.com
www.KANPCCPA.com

462 Plain Street
Marshfield, MA 02050

Tel: 781-319-0600
Fax: 781-837-4201